December 14, 2007

BY EDGAR TRANSMISSION

Paul Cline
Senior Accountant	For Use of the
Division of Corporation Finance	Commission Only
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004

RE:	Bay Banks of Virginia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 23, 2007
File No. 000-22955

Dear Mr. Cline:

Bay Banks of Virginia, Inc. (the “Company”) has received your letter dated November 8, 2007 concerning the Company’s response to your previous letter dated October 9, 2007 regarding the Company’s most recently filed Form 10-K. This letter on behalf of the Company responds to the comment set forth in your letter. For convenience of reference, we have included the comment set forth in your letter, and the Company’s response to the comment follows thereafter.

Form 10-K, filed March 23, 2007

Financial Statements

Note 2, Unidentifiable Intangibles, page 34

1. Please refer to prior comment 1. Your response seems to focus on the definition of a business. Our comment asked you to explain in detail why you believe the previously identified core deposit intangible assets qualified as an unidentifiable intangible asset under the provisions of SFAS 147. SFAS 147 established the accounting for unidentifiable intangible assets that were accounted for or aggregated with goodwill. Based on your disclosures and fact that these intangible assets were identified as core deposit intangibles assets, we believe that you should amortize them. Please revise accordingly.

Response: In the period from 11/15/94 through 10/27/00, the Company acquired five branches through three separate transactions. Copies of the settlement agreements and purchase price allocations are included as Exhibits A, B, and C to this letter.

In conjunction with each acquisition, the Company engaged a third-party advisor to assist in determining a fair offering price for the branch acquisitions. As noted in the attached letter, Exhibit D, from the advisor, the analyses performed did not separate the core deposit intangible from the goodwill nor did they include analyses of the life of core deposits acquired. As such, the Company originally amortized the intangibles over fifteen years consistent with the life assigned to goodwill at date of acquisition. Copies of our internal amortization schedules are included as Exhibits E, F and G. Amortization of the intangibles ceased upon adoption of FAS 147, when the Company was required to follow the guidance in FAS 141 requiring that the amount of any unidentifiable intangible be recognized and accounted for as goodwill if the transaction creating the intangible was the result of a business combination.

We recognize that the Company inadvertently titled the entire intangible resulting from the branch acquisitions as a core deposit intangible in prior filings. However, please note that this terminology is inconsistent with that used on the attached internal schedules and is also inconsistent with the useful life originally assigned to these assets. Furthermore, the Company did not, at any time, have information to separate a core deposit intangible component from the goodwill component arising from the acquisitions nor did it have a useful life to be used to amortize any core deposit intangible.

*        *        *        *        *         *        *        *        *        *         *        *

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 435-1171.

Thank for your assistance in this matter.

Yours truly,

/s/ Austin L. Roberts, III Austin L. Roberts, III
President and Chief Executive Officer

Exhibit A

TideMark Bank
301 Hiden Boulevard
P.O. Box 6040
Newport News, Virginia 23606-0040
Telephone 804-599-1400

To:	Paul T. Sciacchitano	Date:	November 14, 1994
Executive Vice President
Bank of Lancaster

From:	Johnny G. Evans
First Vice President/Controller
TideMark Bank

By Fax: (804)435-0545

Breakdown of initial settlement wired for preliminary closing on your purchase of our Kilmarnock branch office as of November 10, 1994:

Deposits	$4,578,544.92
Closing payment percentage per Section 4.2(a)	97.625%

4,469,804.48
Fed Funds @ 5.25% for 3 days	1,928.75

4,471,733.23

Less:
Book value of Realty:
Land	112,350.50
Building	326,900.94
Share loans receivable	5,114.32
Premium on Deposits
($4,446,530.76 X 2.5%)	111,663.27
Premium on IRA’s
($112,014.16 X 2.375%)	2,660.34

558,689.37

Net Funds Wired	$3,913,043.86

cc by FAX:

Ray Suttle, Jr. (804)873-8103

Ammon Dunton (804)435-1614

Preliminary Allocation of Purchase Price

Schedule 2.7

Based on Balances as of September 30, 1994

Reference Section

2.2 (A)	Net Book Value of Fixed Assets		$4,901.62
2.2 (B)	Net Book Value of Realty		441,010.19
2.4(A)	Deposits	$4,738,675.50
	Accrued Interest	11,685.23

	Total Deposits	4,750,360.73
	X Premium	2.5%

2.2(C)	Premium on Deposits		118,759.02
2.4(A)	IRA accounts	100,000.00
	X Premium	2.375%

2.2(D)	Premium on IRA accounts		2,375.00
2.2(E)	Cash on Hand		28,032.17
2.5	Personal Property and Real Estate Taxes Due		(2,457.33)
2.6	Deposit Insurance		3,376.37

	Total Due From Buyers		$595,997.04

2.4(A)	Deposits including Accrued
	Interest Payable		4,750,360.73
2.4(A)	IRA accounts including Accrued
	Interest Payable		100,000.00

	Less:

2.4(D)	Savings Account loans	$17,733.56
	Accrued Interest Receivable	136.74	17,870.30

	Total Due From Sellers		$4,832,490.43

	Net Due Seller		$4,236,493.39

Exhibit B

Union Bankshares Corporation

Signet Settlement

	Montross 1246-owned	Warsaw 1247-owned	Divestiture Total
Deposit Balances Outstanding:
Deposits	14,592,173.13	7,621,657.13	22,213,830.26
Overdrafts	(505.76)	(1,943.06)	(2,448.82)
Accrued Interest	38,488.23	16,836.90	55,325.13
less Pregenerated interest on CDs	(458.88)	—	(458.88)
Total Deposits	14,629,696.72	7,636,550.97	22,266,247.69

Safe Deposit Fees	1,409.69	1,096.01	2,505.70

Total Gross due to purchaser	14,631,106.41	7,637,646.98	22,268,753.39
Deposit Premium @ 10.05% (the total deposits at the effective date at the divestiture branches)(1)	1,470,284.52	767,473.37	2,237,757.89

Personal Property (BV)	6,219.48	18,337.40	24,556.88
ATMs (BV)	—	—	—
Owned Branches (stated amount)	570,000.00	530,000.00	1,100,000.00

Loans
Consumer	67,239.93	14,696.31	81,936.24
Commercial	755,264.39	88,607.36	843,871.75

Coin/Currency	331,377.55	242,642.33	574,019.88

Sales & Use Tax	279.87	825.18	1,105.05
Real Property Taxes	(625.85)	(519.94)	(1,145.79)
Other fees – Grantor’s tax	(570.00)	(530.00)	(1,100.00)
Prorata FDIC insurance	227.91	118.96	346.87

Total deductions from gross due to purchaser	3,199,697.80	1,661,650.97	4,861,348.77

Net payment by seller to purchaser	11,431,408.61	5,975,996.01	17,407,404.62

Notes:

(1)	Original intangible reduced by $249,740 due to increased value of real property and $11,184 due to post-closing adjustments.

Exhibit C

First Virginia Bank

Callao and Healthville Branch Divestiture Settlement

Purchaser: Bank of Lancaster

Seller: First Virginia Bank

Effective Date: October 27, 2000

Current Date: October 30, 2000

	Preliminary (Work of October 27) (Calculated 10/28/00)	Adjusted (Work of October 27) (Calculated 10/30/00)
Amount of Liabilities Assumed

Branch Deposits:
Total Principal	$18,691,300.18	$18,691,300.18
Plus: Accrued interest on CDs	141,862.65	141,862.65
Less: CD Interest checks mailed*	(0.00)	(1,439.69)
Less: Prorated FDIC Insurance Expense (1)	(635.43)	(635.43)
Less: Total Overdrawn Accounts	(5,783.50)	(5,783.50)
*- Information will be available 10/30/00

(Less) Value of Assets Sold

Branch Real Property:
Sales Price	(359,820.00)	(359,820.00)
Prorated Taxes (2)	(473.80)	(473.80)
Personal Property:
Net Book Value	(32,372.51)	(32,372.51)

CAM Loans:
Principal	(53,760.69)	(53,760.69)
Accrued Interest	(0.00)	(0.00)

Coins & Currency	(184,052.16)	(184,052.41)

Unearned Safe Deposit Box Rent	2,271.15	2,271.15

Other Tax and or Expense Items:
Recording Grantor’s Tax	360.50	360.50

(Less) Deposit Premium (3)(a)	(1,378,483.00)	(1,378,483.00)

Payment Amount Effective 10/27/00	16,820,413.39	16,818,973.45
Plus: Interest (2 Days) (4)	6,074.04	6,131.92

Total Due to Buyer On 10/27/00	$16,826,487.43	$16,825,105.37

Notes:

(a)	Original intangible increased by $23,000 post-closing adjustment.

First Virginia Bank

Callao and Healthsville Branch Divestiture Settlement

SUPPORTING SCHEDULES	Preliminary (Work of October 27, calculated 10/28/00)			Adjusted (Work of October 27, calculated 10/30/00)
	60 Healthsville	79 Callao	Total	60 Healthsville	79 Callao	Total
(1) Prorated FDI C Insurance Expense
Deposits Assumed:
Demand	$1,446,957.81	$2,988,865.54	$4,435,823.35	$1,446,957.81	$2,988,865.54	$4,435,823.35
Time & Savings	4,211,690.78	10,043,786.05	14,255,476.83	4,211,690.78	10,043,786.05	14,255,476.83

Total	$5,658,648.59	$13,032,651.59	$18,691,300.18	$5,658,648.59	$13,032,651.59	$18,691,300.18
Demand (net of .1667% deduct)	$1,205,749.94	$2,490,621.65	$3,696,371.59	$1,205,749.94	$2,490,621.65	$3,696,371.59
Time & Savings (net of 1% deduct)	4,169,573.87	9,943,348.19	14,112,922.06	4,169,573.87	9,943,348.19	14,112,922.06

Total	$5,375,323.81	$12,433,969.84	$17,809,293.65	$5,375,323.81	$12,433,969.84	$17,809,293.65
Fourth Quarter BIF & SAIF FICO Multiplier	0.0000505	0.0000505	0.0000505	0.0000505	0.0000505	0.0000505
Prorated Fourth Quarter Reimbursement (65/92)	$191.79	$443.64	$635.43	$191.79	$443.64	$635.43
(2) Prorated Real Estate Taxes
Factor (65/366)	0.18	0.18	0.18	0.18	0.18	0.18
Real Property:
Total:	$1,306.48	$1,361.36	$2,667.84	$1,306.48	$1,361.36	$2,667.84
Reimbursement Due FVB	$232.03	$241.77	$473.80	$232.03	$241.77	$473.80
(3) Deposit Premium
Total Deposits Assumed	$5,658,648.59	$13,032,651.59	$18,691,300.18	$5,658,648.59	$13,032,651.59	$18,691,300.18
Less: Increase Non-Premium Eligible Deposits > $100,000*	0.00	0.00	0.00	0.00	0.00	0.00

	$5,658,648.59	$13,032,651.59	$18,691,300.18	$5,658,648.59	$13,032,651.59	$18,691,300.18
Total Premium (7.375%)	$417,325.00	$961,158.00	$1,378,483.00	$417,325.00	$961,158.00	$1,378,483.00
* Deposits >$100,000 as of 3/31/00	$864,297.46	$1,956,974.05	$2,821,271.51	$864,297.46	$1,956,974.05	$2,821,271.51
Deposits >$100,000 as of 10/27/00	582,252.53	1,392,618.47	1,974,871.00	582,252.53	1,392,618.47	1,974,871.00

Change in Deposits >$100,000	$(282,044.93)	$(564,355.58)	$(846,400.51)	$(282,044.93)	$(564,355.58)	$(846,400.51)
(4) Fed Funds Rate
WSJ High	6.500%	6.500%	6.500%	6.625%	6.625%	6.625%
WSJ Low	6.500%	6.500%	6.500%	6.500%	6.500%	6.500%
Average	6.500%	6.500%	6.500%	6.563%	6.563%	6.563%

Exhibit D

December 11, 2007

Mr. Austin L. Roberts, III

President and CEO

Bay Banks of Virginia

P.O. Box 1869

Kilmarnock, VA 22482

Dear Mr. Roberts,

As you know, Anonick Financial Corporation assisted Bay Banks of Virginia in their acquisitions of five branches from three different sellers as listed below.

Seller	Branch	Date
Tidemark Savings Bank	Kilmarnock	Nov 1994

Signet Bank	Warsaw and Montross	Feb 1998

First Virginia Bank	Healthville and Callao	Oct 2000

In each case, Anonick Financial Corporation provided financial analysis and assisted in the determination of the price to offer for these branches. The analyses were based upon market conditions at the time of each transaction. In each case, our analysis did not separate the core deposit intangible from the total goodwill paid during each transaction. Furthermore, we did not identify any core deposit intangible at the time of these transactions or anytime thereafter. Additionally, we advised the Bank to amortize the deposit premium on a 15-year straight-line basis, which was consistent with industry practice at the time of the transactions.

Should you have any questions regarding this letter or these transactions, please do not hesitate to call me at (804) 378-2270

Very truly yours,

Timothy A. Anonick

2500 Lander Court • Midlothian, Virginia 23113

(804) 378-2270 • fax (804) 378-8032

“INVESTMENT BANKERS”

(804) 378-2270

Anonick Financial Corporation provides experience, leadership and innovative solutions to financial institutions pursuing major strategic objectives.

AREAS OF EXPERTISE

•	Merger, Acquisition & Divestiture Transactions

•	Branch Purchases and Sales

•	Strategic Planning to Maximize Shareholder Value

•	Stock Valuations

•	Private Placement of Debt or Equity

•	Hostile Takeover Preparation/Defense

•	Capital Planning

•	Fairness Opinions

•	Employee Stock Ownership Plan Valuations

•	Asset Acquisition Searches

•	Resolution Trust Corporation Transactions

ADVANTAGES

•	The company’s professionals have successfully completed or managed over 75 valuation, merger, acquisition, divestiture and financing transactions during the 1980’s, 1990’s and 2000’s.

•

With over 20 years experience, the company’s professionals apply a high level of market knowledge and technical skill to each transaction. We use our expertise to structure transactions to our client’s advantage from both an organizational and financial vantage point. Our market information is critical to avoid leaving money on the table and/or losing a deal to your competitor.

•	The company renders quality services without the high overhead costs associated with larger investment or commercial banks.

•

The company specializes in strategic advisory services for financial institutions. We are not part of a larger company that primarily focuses on selling stocks or bonds, or one that has potential conflicts of interests with the client.

QUALIFICATIONS

Timothy A. Anonick

President and CEO

Prior to founding the Company, Tim had accumulated over 15 years experience in the banking industry. Most recently, with another nationally ranked investment banking firm as Director of their Financial Institutions Mergers and Acquisitions division. Tim also served as Chief Financial Officer of Peoples Bank of Virginia for five years.

He has also worked with two “Big Six” public accounting firms where he served as engagement manager for some of the largest banks in the Mid-Atlantic and a number of community banks. His other clients included brokerage companies, mutual funds and investment companies. Tim also worked as a Federal Reserve Bank Examiner, examining banks throughout the Fifth District for the Federal Reserve Bank of Richmond.

He has served as a Vice President in the Richmond Chapters of both the Virginia Bankers Association and the Bank Administration Institute. In addition, he has taught courses for the American Institute of Bankers. Tim graduated from Western Michigan University with a Bachelors of Business Administration (major Accounting). He is a Certified Public Accountant and a member of both the Virginia Society and American Institute of CPA’s.

He has been a guest lecturer for various professional groups and universities around the country.

Top Financial Advisers

Branch Sales 2003

Ranked by Number of Branches

2003 Rank	Firm	Number of Branches	Deposits Sold ($000)
1	DD&F Consulting Group	7	477,915
2	Keefe Bruyette & Woods, Inc.	6	849,300
2	Hovde Financial LLC	6	227,600
4	Sander O’Neill & Partners	5	1,121,270
4	McDonald Investments	5	336,991
6	Anonick Financial Corporation	2	53,730

6	Friedman Billings Ramsey	2	132,000
6	Stifel Nicolaus & Co.	2	105,717
6	McConnell Bud & Romano	2	70,000
6	Columbia Financial Advisors	2	44,736
6	RSM McGladrey, Inc.	2	17,595
12	Austin Associates	1	161,000
12	UBS Securities	1	856,000
12	DA Davidson	1	66,405
12	Carson Medlin	1	50,000
12	SAMCO Capital Markets	1	44,000
12	Janney Montgomery Scott	1	40,000
12	Hancock Securities	1	24,600
12	Ostrowski & Co.	1	21,000
12	RBC Capital Markets	1	21,000
12	Triangle Capital Partners	1	17,000
12	Alford Spencer Group	1	6,000

Source: SNL Bank M&A DataSource

Tim Anonick (age 46). Tim Anonick began his banking career as a Federal Reserve Bank Examiner, examining member banks throughout the Fifth District for the Federal Reserve Bank of Richmond. He has also held managerial positions with two national public accounting firms where he specialized in providing public accounting services to financial institutions throughout the mid-Atlantic region, including a number of community banks. Thereafter, Mr. Anonick was the chief financial officer of Peoples Bank of Virginia, located in Richmond, Virginia. Mr. Anonick subsequently founded and was the chief executive officer of Anonick Financial Corporation, focusing on merger and acquisition transactions for financial institutions. Anonick Financial Corporation was ranked fifth nationally by SNL Financial, LC in the number of merger and acquisition deals advised from 1995-2004. Currently, Mr. Anonick is Senior Vice President in the investment banking division of Anderson & Strudwick and serves on its board of directors. He is a director of Rocky Mountain Bank located in Rock Springs, Wyoming, and First Bank (in formation), located in Williamstown, New Jersey. Mr. Anonick graduated from Western Michigan University with a B.B.A. in Accountancy. He is a certified public accountant and a member of both the Virginia Society and American Institute of CPAs. Mr. Anonick has served as Vice President in the Richmond Chapters of the Virginia Bankers Association and the Bank Administration Institute.

Exhibit E

TIDEMARK INTANGIBLE

INTANGIBLE			MONTH OF		DECEMBER 2001
DESCRIPTION	CREDIT	DEBIT	ACQUIRED	ORIGINAL COST	FACTOR	THIS PERIOD	MONTHS IN	ACCUM	BOOK VALUE
INTANGIBLE	187000103	568850103	11/15/94	114,323.61	180	635.13	86	54,621.28	59,702.33

			Dec-96 ADDITIONAL EXPENSE			5000

				TOTAL ADDITIONAL EXPENSE		5000		ADJ BOOK	54,702.33

1999	MONTH IN	2000	MONTH IN	2001	MONTH IN	2002
1	51	1	63	1	75	1
2	52	2	64	2	76	2
3	53	3	65	3	77	3
4	54	4	66	4	78	4
5	55	5	67	5	79	5
6	56	6	68	6	80	6
7	57	7	69	7	81	7
8	58	8	70	8	82	8
9	59	9	71	9	83	9
10	60	10	72	10	84	10
11	61	11	73	11	85	11
12	62	12	74	12	86	12

Exhibit F

SIGNET INTANGIBLE

SIGNET INTANGIBLE				MONTH OF DECEMBER 2001			35% WARSAW, 65% MONTR

DESCRIPTION	CREDIT	DEBIT	ACQUIRED	ORIGINAL COST(1)	FACTOR	THIS PERIOD	MONTHS IN	ACCUM	BOOK VALUE
INTANGIBLE	100018700	100056885	2/17/98	1,976,834.00	180	10,982.41	47	516,173.32	1,460,660.68

						3843.84 -WARSAW		1870001105	568850105
				1,976,834.00		7138.57 -MONTROSS		187000106	568850106

					MONTHS	10,982.41

1998	MONTH IN	1999	MONTH IN	2000	MONTH IN	2001	MONTH IN
1	0	1	12	1	24	1	36
2	1	2	13	2	25	2	37
3	2	3	14	3	26	3	38
4	3	4	15	4	27	4	39
5	4	5	16	5	28	5	40
6	5	6	17	6	29	6	41
7	6	7	18	7	30	7	42
8	7	8	19	8	31	8	43
9	8	9	20	9	32	9	44
10	9	10	21	10	33	10	45
11	10	11	22	11	34	11	46
12	11	12	23	12	35	12	47

Notes:

(1)	Original intangible reduced by $249,740 due to increased value of real property and $11,184 due to post-closing adjustments.

15

Exhibit G

FIRST VA INTANGIBLE

FIRST VA INTANGIBLE	MONTH OF DECEMBER 2001	30% HEATHSVILLE, 70% CALLAO

DESCRIPTION	CREDIT	DEBIT	ACQUIRED	ORIGINAL COST(1)	FACTOR	THIS PERIOD	MONTHS IN	ACCUM	BOOK VALUE
INTANGIBLE	100018700	100056885	10/27/00	1,401.483.00	180	7786.02	14	109,004.23	1,292,478.77

						2335.81 - HEATH		187000107	568850107
						5450.21 - CALLAO		187000108	568850108

2000	MONTH IN	2001	MONTH IN	2002	MONTH IN	2003	MONTH IN	2004	MONTH IN
1	0	1	3	1	15	1	27	1	39
2	0	2	4	2	16	2	28	2	40
3	0	3	5	3	17	3	29	3	41
4	0	4	6	4	18	4	30	4	42
5	0	5	7	5	19	5	31	5	43
6	0	6	8	6	20	6	32	6	44
7	0	7	9	7	21	7	33	7	45
8	0	8	10	8	22	8	34	8	46
9	0	9	11	9	23	9	35	9	47
10	0	10	12	10	24	10	36	10	48
11	1	11	13	11	25	11	37	11	49
12	2	12	14	12	26	12	38	12	50

2005	MONTH IN	2006	MONTH IN	2007	MONTH IN	2008	MONTH IN	2009	MONTH IN
1	51	1	63	1	75	1	87	1	99
2	52	2	64	2	76	2	88	2	100
3	53	3	65	3	77	3	89	3	101
4	54	4	66	4	78	4	90	4	102
5	55	5	67	5	79	5	91	5	103
6	56	6	68	6	80	6	92	6	104
7	57	7	69	7	81	7	93	7	105
8	58	8	70	8	82	8	94	8	106
9	59	9	71	9	83	9	95	9	107
10	60	10	72	10	84	10	96	10	108
11	61	11	73	11	85	11	97	11	109
12	62	12	74	12	86	12	98	12	110

Notes:

(1)	Original intangible increased by $23,000 post-closing adjustment.